770 Transactions effected pursuant to Rule 10f-3

On November 15, 2001, Colonial Intermediate High Income Fund (Fund) purchased 475,000 shares of common stock of Allied Waste North America, Inc. (Securities) for a total purchase of $47,500,000 from Chase Manhattan Bank, NA pursuant to a public offering in which Fleet Securities, Inc. acted as a participating underwriter. Fleet Securities, Inc. may be considered to be an affiliate of the Fund.

       The following information was collected pursuant to Rule 10f-3 procedures adopted by the Fund's Trustees:

o The Fund's advisor, Colonial Management Associates (Advisor), believed that the gross underwriting spread associated with the purchase of the Securities was reasonable and fair compared to the spreads in connection with similar underwritings of similar securities being sold during a comparable period of time;

o The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

o The issuer of the Securities has been in continuous operation for at least three years;

o The amount of Securities purchased did not exceed 25% of the amount of the offering;

o The Securities were to be purchased at not more than the public offering price no later than the first day of the offering.

Along with Fleet Securities, Inc., the following is a list of members of the underwriting syndicate for the afore mentioned Securities: Salomon Smith Barney Inc.; JP Morgan; Deutsche Banc Alex Brown,; UBS Warburg, Credit Suisse First Boston, Lehman Brothers; ABN AMRO Incorporated; Credit Lyonnais Securities;
Banc One Capital Markets, Inc.; Scotia Capital ; Wachovia Securities.